[Ropes & Gray Letterhead]

March 29, 2006

Evergreen Disciplined Value Fund

200 Berkeley Street

Boston, MA 02116

Ladies and Gentlemen:

We consent to the references to our firm under the captions “What will be the primary federal income tax consequences of the Merger?” and “Federal Income Tax Consequences” in the Prospectus/Proxy Statement related to the proposed merger of Evergreen Disciplined Value Fund and Evergreen Strategic Value Fund.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP